VIA EDGAR

August 27, 2009

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Attention:  H. Christopher Owings

Assistant Director

Re:

TransAlta Corporation

Form 40-F for the Fiscal Year Ended December 31, 2008

Filed March 16, 2009

File No 001-15214

Ladies and Gentlemen:

We are in receipt of the letter dated August 5, 2009 from the Staff of the U.S. Securities and Exchange Commission containing comments on our above-captioned filing (the “Comment Letter”).

On August 12, 2009, we submitted correspondence via EDGAR requesting that the Staff permit us to respond to the Comment Letter by August 31, 2009.  We are hereby providing our response to the Comment Letter.

For the convenience of the Staff, we have transcribed each of the comments in our responses below.  The number for each comment and the related response corresponds to the number appearing in the Comment Letter.

Form 40-F for the Fiscal Year Ended December 31, 2008

General

1.

We note that in your Exhibit Index located on page 7 of your Form 40-F that you list your Annual Information Form as Exhibit 13.1, your Consolidated Audited Financial Statements for the year ended December 31, 2008 as Exhibit 13.2 and your Management’s Discussion and Analysis as Exhibit 13.3.  However, you did not actually file these documents as exhibits to your filing.  Please file each of these exhibits.  Also, please either incorporate each of these exhibits by reference into your Form 40-F or include each of these sections in your Form 40-F before your authorized representative’s signature, or clarify that these sections are part of your Form 40-F.  In this regard, we note that even though Form 40-F requires you to include your Annual Information Form as part of your filing you do not appear to have incorporated it into your Form 40-F or included it before the signature of your authorized representative.  Please see General Instruction B(3) of Form 40-F.

Response:

The requested materials, namely, our Annual Information Form listed as Exhibit 13.1, our Consolidated Financial Statements for the year ended December 31, 2008 listed as Exhibit 13.2 and our Management’s Discussion and Analysis listed as Exhibit 13.3, were provided in our EDGAR transmission on Form 40-F on March 16, 2009.  While these materials were not separately coded for EDGAR purposes as exhibits to our Form 40-F, they appeared within the four corners of the Form 40-F file itself and were identified as exhibits in both the exhibit list and exhibit index for the Form 40-F filing.

In response to the comment and as has been specifically requested, we will file a Form 40-F/A which separately codes the requested materials as Exhibits 13.1, 13.2 and 13.3 and which relocates the exhibit list to appear prior to the signature of our authorized representative.

2009 Renewal Annual Information Form

Indebtedness of Directors, Executive Officers and Senior Officers, page 38

2.

We note your statement that nothing but routine types of indebtedness are outstanding to you from any of your directors, nominees for election as directors, executive officers, senior officers or associate of any such directors, nominees or officers.  Please explain what you mean by “routine indebtedness” and please clarify whether you are referring to “indebtedness” as defined in Section 402 of the Sarbanes-Oxley Act of 2002.

Response:

Supplementally for the information of the Staff, the “routine indebtedness” we refer to is not “indebtedness” as defined in Section 402 of the Sarbanes-Oxley Act of 2002.  The “routine indebtedness” we refer to is TransAlta’s obligation to reimburse the specified categories of persons for ordinary business expenses they incur in the performance of their duties in service to TransAlta in accordance with TransAlta’s policies and procedures, including for example reimbursement for business travel expenses.  This “routine indebtedness” is not owed by the specified categories of persons to TransAlta but instead may be owed by TransAlta to these specified individuals from time to time.  As these reimbursement arrangements are not “indebtedness” as defined in Section 402, in future filings, we will omit any qualification for “routine indebtedness” in our disclosure regarding indebtedness of the specified categories of persons.

Form 6-K filed March 17, 2009

Exhibit 99.1 – Management Proxy Circular

Statement of Executive Compensation, page 17

CEO – Reconciliation of Amendments to As Reported Performance, page 22

3.

We note your disclosure on page 23 that the annual incentive awarded to the CEO for 2008 was 134.4% of target.  In future filings, please provide additional analysis as to how the Human Resources Committee arrived at its calculation of 134.4% of target.  Also, please provide further analysis as to how you calculated the final target percentage for each executive officer.  Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revision.

Response:

The Staff correctly notes that the CEO’s 2008 annual incentive award was 134.4% of the target award of 80% of base pay.  The 2008 annual incentive award amount was determined by calculating the sum of the percentages of actual achievement for each of the four performance target categories described on page 22 of the Management Proxy Circular after giving effect to the percentage weighting of the targets in the four categories.

As disclosed on page 22, the CEO’s performance against 2008 strategic goals was 168% of target. As clearly set forth in the disclosure, strategic goals are the single highest weighted performance category, contributing 32% to the total target of 80% of base pay that is available as incentive compensation.  As a result of the relative weighting of the strategic goals category compared to the other performance categories, the 168% achievement in this area contributed proportionally more to the overall result than performance in any of the other individual categories.

In response to the comment, in future filings we propose to include additional detail with respect to how the Human Resources Committee arrived at its calculation of the CEO’s annual incentive compensation.  In particular, we propose to add disclosure of the percentage achieved by the CEO for each of the performance categories in tabular form together with other pertinent information already included in or derivable from the disclosure.  The following table, containing 2008 information, indicates the type of additional disclosure we intend to include.

	CEO - Annual Incentive Payment

	Target	Actual	% Achieved	Target % of	Actual % of
				base pay	base pay
					achieved

Earnings per share from	$1.50	$1.43	44%	16%	7.04%
continuing operations

Cash Flow from continuing	$840m	$922m	200%	16%	32.00%
operations

Key Operating targets			92%	16%	14.72%

Safety performance (IFR)	1.59	1.28	200%
Plant Availability	89.1%	86.4%	0%
Major maintenance spend	$191.2m	$194.3m	100%
Major maintenance GWh loss	3,536	3,483	130%
Various cost targets	Various	Various	30%

Strategic goals			168%	32%	53.76%

Efficient balance of capital
allocation
Sale of Mexican assets
Develop Companys Technology
strategy
Advance development opportunities
Ensure effective leadership

Overall Achievement			134.4%	80%	107.52%

The final target percentage for each executive officer other than the CEO is calculated in the same manner as the calculation for the CEO.  In future filings, to provide additional clarity regarding the other executive officers, we propose to include additional disclosure comparable to the following sentence.  “For each of the other executive officers, their final target percentage is determined by calculating the sum of their actual achievement for each of the four performance categories described on page 23 of the Management Proxy Circular after giving effect to the percentage weighting of the targets in the four categories.”

We trust this information will meet the requirements of Regulation S-K Item 402(a)(1).  As a foreign private issuer, we are deemed to comply with Regulation S-K Item 402 by providing the information required by Items 6.B and 6.E.2 of Form 20-F, plus any additional information made or required to be made publicly available in our home jurisdiction, which we have done by filing our Management Proxy Circular as an exhibit to our March 17, 2009
Form 6-K.

______________________

In connection with responding to the Comment Letter, at the request of the Staff, the Company hereby acknowledges that:

▪

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;.

▪

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to Company’s filings; and

▪

the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this response, please contact Brian Burden of TransAlta Corporation at (403) 267-7277 or Robert A. Zuccaro of Latham & Watkins LLP at (212) 906-1295.

Very truly yours,

TransAlta Corporation

By:/s/ Brian Burden

Brian Burden

Chief Financial Officer